Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-174849

CA, Inc.

PRICING TERM SHEET

August 13, 2013

2.875% Senior Notes due 2018

Issuer:	CA, Inc.
Ratings*:	Baa2 (stable outlook)/BBB+(stable outlook)/BBB+ (stable outlook)
Size:	$250,000,000
Maturity:	August 15, 2018
Coupon (Interest Rate):	2.875%
Yield to Maturity:	2.916%
Spread to Benchmark Treasury:	143 basis points
Benchmark Treasury:	1.375% due July 31, 2018
Benchmark Treasury Price and Yield:	99-15; 1.486%
Interest Payment Dates:	Semi-annually on each February 15 and August 15 of each year, commencing on February 15, 2014
Make-Whole Call:	At any time at a discount rate of Treasury plus 25 basis points
Price to Public:	99.811%
Trade Date:	August 13, 2013
Settlement Date:	August 16, 2013 (T+3)
Underwriting Discount:	0.600%
Proceeds, before expenses, to Issuer:	$248,027,500
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30/360
Payment Business Days:	New York
CUSIP Number:	12673P AD7
ISIN Number:	US12673PAD78
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
Citigroup Global Markets Inc. J.P. Morgan Securities LLC
Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. HSBC Securities (USA) Inc. RBC Capital Markets, LLC RBS Securities Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC DNB Markets, Inc. ING Financial Markets LLC KeyBanc Capital Markets Inc. Lloyds Securities Inc. PNC Capital Markets LLC SMBC Nikko Securities America, Inc.

4.500% Senior Notes due 2023
Issuer:	CA, Inc.
Ratings*:	Baa2 (stable outlook)/BBB+(stable outlook)/BBB+(stable outlook)
Size:	$250,000,000
Maturity:	August 15, 2023
Coupon (Interest Rate):	4.500%
Yield to Maturity:	4.558%
Spread to Benchmark Treasury:	183 basis points
Benchmark Treasury:	2.500% due August 15, 2023
Benchmark Treasury Price and Yield:	98-00+; 2.728%
Interest Payment Dates:	Semi-annually on each February 15 and August 15 of each year, commencing on February 15, 2014
Make-Whole Call:	At any time at a discount rate of Treasury plus 30 basis points
Par Call:	After the date that is three months prior to maturity, the notes will be redeemable at par
Price to Public:	99.539%
Trade Date:	August 13, 2013
Settlement Date:	August 16, 2013 (T+3)
Underwriting Discount:	0.650%
Proceeds, before expenses, to Issuer:	$247,222,500
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30/360
Payment Business Days:	New York
CUSIP Number:	12673P AE5
ISIN Number:	US12673PAE51
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC
Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. HSBC Securities (USA) Inc. RBC Capital Markets, LLC RBS Securities Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC DNB Markets, Inc. ING Financial Markets LLC KeyBanc Capital Markets Inc. Lloyds Securities Inc. PNC Capital Markets LLC SMBC Nikko Securities America, Inc.

The expenses of the offering of the notes, not including underwriting discounts, are estimated at $1.5 million and are payable by the Issuer (a portion of which will be reimbursed by the Underwriters).

Changes from Preliminary Prospectus Supplement

Capitalization

On page S-14, the senior notes line item in the June 30, 2013 As Adjusted column is hereby revised to replace $1,750 with $1,250.

Description of Notes – Ranking

On page S-17, the second paragraph is hereby replaced in its entirety with the following:

“As of June 30, 2013, on an as-adjusted basis after giving effect to this offering of the notes and application of the net proceeds therefrom, we would have had approximately $1.785 billion of unsecured and unsubordinated indebtedness (including the notes), all of which would constitute senior indebtedness.”

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request a copy of the prospectus by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com or by calling or e-mailing Morgan Stanley & Co. LLC at 1-866-718-1649 or prospectus@morganstanley.com.